UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBNA Corporation 401(k) Plus Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

MBNA Corporation 401(k) Plus Savings Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 16

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets	17- 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

MBNA Corporation 401(k) Plus Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the MBNA Corporation 401(k) Plus Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 15, 2007

MBNA Corporation 401(k) Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value (Notes 2 and 3)
Interest in registered investment companies	$374,514,751	$368,262,155
Bank of America Corporation Common Stock	198,363,551	—
MBNA Corporation Common Stock	—	195,902,318
Investment contracts (Notes 3 and 6)	118,228,572	118,326,248
Collective investment funds	171,930,931	160,474,261
Participant loans	27,125,108	33,578,917

Total investments	890,162,913	876,543,899

Contributions receivable	—	2,962,365
Income receivable	484,224	250,001

Total receivables	484,224	3,212,366

Total assets	890,647,137	879,756,265

Liabilities

Accrued expenses and other liabilities	97,630	86,941
Payable for securities purchased	383,654	1,060,258
Transfer due to The Bank of America 401(k) Plan for Legacy Fleet (Note 13)	891,750,300	—

Total liabilities	892,231,584	1,147,199

Net (liabilities) assets reflecting all investments at fair value	(1,584,447)	878,609,066

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	1,584,447	860,190

Net assets available for benefits	$—	$879,469,256

The accompanying notes are an integral part of these financial statements.

MBNA Corporation 401(k) Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment income:
Net appreciation in fair value of investments (Note 7)	$81,405,904	$18,008,556
Investment income from interest in registered investment companies	4,550,675	4,292,805
Dividends on MBNA Corporation Common Stock	—	4,436,190
Dividends on Bank of America Corporation Common Stock	7,879,044	—
Investment income from collective investment funds (includes guaranteed investment contracts)	7,414,400	7,263,908
Interest income from participant loans	1,901,635	2,193,250

Total investment income	103,151,658	36,194,709

Contributions:
Employee	48,445,539	60,674,684
Employer	35,405,780	28,271,979

Total contributions	83,851,319	88,946,663

Total additions	187,002,977	125,141,372

Benefits paid to plan participants	174,071,178	170,451,140
Administrative expenses (Note 3)	650,755	536,410

Total deductions	174,721,933	170,987,550

Net increase (decrease) before mergers and transfers	12,281,044	(45,846,178)
Transfer to The Bank of America 401(k) Plan for Legacy Fleet (Note 13)	(891,750,300)	—

Net decrease	(879,469,256)	(45,846,178)
Net assets available for benefits Beginning of year	879,469,256	925,315,434

End of year	$—	$879,469,256

The accompanying notes are an integral part of these financial statements.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	MBNA Corporation Merger

Effective January 1, 2006, MBNA Corporation merged with Bank of America Corporation (the Corporation). As a result of the merger, the Corporation became the Plan Sponsor on that date.

Each share of the MBNA Corporation Common Stock held in the MBNA Stock Fund was replaced by 0.5009 of a share of Bank of America Corporation Common Stock and $4.125 in cash. The cash portion of the proceeds was reinvested in Bank of America Common Stock. The fund name was changed to Bank of America Corporation Stock Fund.

2.	Description of the Plan

The following description of the MBNA Corporation 401(k) Plus Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that is intended to qualify under section 401(a) of the Internal Revenue Code (Code) of 1986, as amended. The Plan covers substantially all employees of the Corporation (or its affiliates) employed by MBNA Corporation at the time of MBNA Corporation’s merger with the Corporation effective January 1, 2006 who have been employed (by MBNA Corporation prior to the merger and Corporation (or its affiliates) from and after the merger) for one or more years and have completed at least one thousand hours of service in any one year (participant). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2006, the Bank of America Corporation Corporate Benefits Committee (the Committee) became the administrator of the Plan. Prior to January 1, 2006, the Plan was administered by the Pension and 401(k) Plan Committee of MBNA Corporation.

The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Description of the Plan (Continued)

Investment Alternatives

The Plan offers seven investment options. A participant’s contribution may be invested in 5% increments in any of the available funds. Prior to January 1, 2006, participants could not direct more than 25% of the current contributions being credited to their accounts to be invested in the MBNA Corporation Stock Fund.

Participants have the option to change the contributions and investments once a month or as determined by the Committee. The Plan’s investment options are:

Asset Class	Fund	Fund Name/Description
Stable	Fixed Income Fund (a)	Standish Mellon Stable Asset Fund (b)
Bond	Bond Fund	Bond Fund of America
Balanced	Diversified Fund	American Balanced Fund
Large Company Stock	Index Fund	Barclays Global Investors Equity Index Fund
Large Company Stock	Growth Fund	MFS Research Fund
Mid Company Stock	Moderate Aggressive Fund	Baron Asset Fund
Company Stock	Bank of America Corporation Stock Fund (c)	Common Stock of Bank of America Corporation (c)

(a)	Comprised of the SEI Stable Asset Fund, the Short-Term Investment Fund, Synthetic Guaranteed Investment Contracts, and a Guaranteed Investment Contract.

(b)	Effective December 1, 2006, Standish Mellon replaced Dwight Asset Management as the fund manager of the Fixed Income Fund.

(c)	MBNA Corporation prior to merger effective January 1, 2006.

Plan Trustee

The designated trustee of the Plan and custodian of the Plan’s investments is The Northern Trust Company (Northern Trust).

Contributions

For eligible participants, the Corporation automatically contributes 1% of an eligible participant’s base salary in cash. Eligible participants may contribute up to a maximum of 25% of their base salary on a pre-tax basis and 15% on an after-tax basis, with the first 5% matched at a rate of 100% by the Corporation in cash. Contributions are subject to certain additional limitations.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Description of the Plan (Continued)

Participants that have attained the age of 50 or older by the end of the plan year are allowed additional contributions subject to certain limitations. Such contributions are not matched.

Payment of Benefits

Upon termination of a participant’s employment for any reason, whether by retirement, resignation, discharge, death or disability, the participant, or the participant’s designated beneficiaries upon death, is entitled to receive the balance credited to his or her account.

The account may be distributed in a lump sum payment or in monthly, quarterly, semiannual, or annual installments of approximately equal amounts over a period not to exceed the lesser of 10 years or the life expectancy of the participant or beneficiary. Alternatively, a participant may rollover the account to another qualified plan or to an individual retirement account.

Under certain circumstances, the Plan permits participants to make withdrawals from their accounts during employment. The amount which a participant may withdraw is determined based on the value of the participant’s account as of the most recent valuation date following their request. Only two such withdrawals will be permitted in any calendar year, except for “hardship withdrawals” as defined in the Summary Plan Description. The minimum amount of any withdrawal is $200. All withdrawals are subject to certain limitations and/or penalties, the extent of which is based upon the type of withdrawal, reason for withdrawal, age of participant and type of account from which money is being withdrawn.

Vesting

Each participant is 100% vested in his or her contributions to the Plan and company matching contributions as well as earnings thereon.

Participant Accounts

Five or more separate accounts may be created for each participant under the Plan, as the Committee deems appropriate. Such accounts will include the Qualified Non-elective Contribution Account, Before-Tax Contribution Account, Employer Matching Contribution Account, After-Tax Contribution Account and Rollover Account.

Each account shall be credited or debited as of each business day or any other date specified by the Committee (referred to as the valuation date) with an allocable portion of the earnings (or losses) of the investment funds in which the accounts are invested, based on the account balances as of the day following the last valuation date, adjusted for contributions, loan repayments, and administrative expenses since the preceding valuation date.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Description of the Plan (Continued)

Loans To Participants

A participant may not have more than two loans outstanding at any time; only one loan may be made to a participant during any Plan year; and only one loan may be made during any six-month period.

The maximum amount of any loan to a participant may generally not exceed the lesser of $50,000 or 50% of their account balance. Each participant loan bears a rate of interest as determined by the Committee on a quarterly basis. The interest rate is fixed for the duration of the loan. Interest rates ranged from 5.00% to 10.50% for loans held by the Plan during 2006 and 2005.

Loans are repaid through payroll deductions in equal installments within five years, unless the proceeds of the loan are used to purchase the participant’s primary residence, in which event the term may be up to thirty years.

3.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from these estimates.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

3.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see note 6: Investment Contracts). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Interest in registered investment companies (mutual funds) and investments in collective investment funds are stated at the Plan’s interest in the fair value of the underlying assets in the registered investment companies and collective investment funds. Participant loans are carried at the amount borrowed by the participant less principal repayments, which approximates fair value.

The difference between fair value and cost of investments held, and net realized gain or loss on sale of investments (difference between the proceeds received and the average cost of investments sold), is reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Administrative Expenses

Administrative expenses, including amounts paid to Northern Trust for acting as trustee and custodian of the Plan’s investments, are paid by the Plan. Other administrative expenses and some professional fees are paid by the Corporation.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

3.	Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

4.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2006. Investments at December 31, 2006 and 2005 that represent 5% or more of the Plan’s net assets available for benefits before transfers include the following:

2006
Baron Asset Fund	$131,717,090
MFS Research Fund	106,089,306
American Balanced Fund	105,113,924
Bank of America Corporation Common Stock	198,363,551
Barclays Global Investors Equity Index Fund	133,636,066

2005
Baron Asset Fund	$124,613,759
MFS Research Fund	107,295,871
American Balanced Fund	102,742,534
MBNA Corporation Common Stock	195,902,318
Barclays Global Investors Equity Index Fund	121,941,556
State Street Bank & Trust synthetic GIC (#97056)	52,822,595
IXIS Financial synthetic GIC (#1081)	48,522,281

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

6.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.86% and 4.96%, respectively for 2006 and 4.91% and 4.74%, respectively, for 2005. The average yield credited to participants was 5.33% and 4.74% for 2006 and 2005 respectively. The fair market values of these investment contracts reported in aggregate for the Fixed Income Fund were $151,197,803 and $151,251,363 as of December 31, 2006 and 2005, respectively.

The Fixed Income Fund contains Traditional, Separate Account Fixed Maturity Synthetic, and Constant Duration Synthetic Guaranteed Investment Contracts. These are described below.

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

6.	Investment Contracts (Continued)

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

6.	Investment Contracts (Continued)

a)	Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

b)	Employer communications designed to induce participants to transfer from the fund;

c)	Competing fund transfer or violation of equity wash or equivalent rules in place;

d)	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

	2006
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Guaranteed Investment Contracts
Metropolitan Life	AA/Aa2	$5,901,710	$—	$645

Fixed Maturity Synthetic
IXIS Financial Products, Inc.	AAA/Aaa	37,677,692	3,595	455,820
State Street Bank	AAA/Aaa	32,593,652	4,140	517,650

Constant Duration Synthetic
IXIS Financial Products, Inc.	AAA/Aaa	15,975,524	2,663	271,012
State Street Bank	AAA/Aaa	26,065,330	4,266	(37,220)

Total Investment Contracts		118,213,908	14,664	1,207,907

Collective Investment Trusts
The Northern Trust Short Term Investment Fund		12,277,048	—	—
SEI Investments		20,692,183	—	376,540

Total Collective Investment Trusts		32,969,231	—	376,540

		$151,183,139	$14,664	$1,584,447

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

6.	Investment Contracts (Continued)

	2005
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Guaranteed Investment Contracts
Allstate	AA/Aa2	$5,550,320	$—	$86,368
Metropolitan Life	AA/Aa2	5,589,347	—	82,177
Monumental Life Insurance Co.	AA/Aa3	1,878,405	—	(10,169)
Principal Life	AA/Aa2	3,963,300	—	(9,501)

Constant Duration Synthetic
IXIS Financial Products, Inc.	AAA/Aaa	32,472,775	679,510	(218,299)
IXIS Financial Products, Inc.	AAA/Aaa	15,369,996	—	218,300
State Street Bank	AAA/Aaa	24,855,473	(68,807)	36,472
State Street Bank	AAA/Aaa	28,035,929	—	(36,472)

Total Investment Contracts		117,715,545	610,703	148,876

Collective Investment Trusts
The Northern Trust Short term Investment Fund		1,303,976	—	—
SEI Investments		31,621,139	—	711,314

Total Collective Investment Trusts		32,925,115	—	711,314

		$150,640,660	$610,703	$860,190

Reconciliation of adjustment from fair value to contract value:

	2006	2005
Beginning balance	$860,190	$—
Increase (decrease) of fair value to contract value	724,257	860,190
Increase due to fully benefit responsive changes	—	—

Ending balance	$1,584,447	$860,190

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

7.	Net Appreciation in Fair Value of Investments

The net appreciation in fair value of the Plan’s investments for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Interest in registered investment companies	$35,815,666	$18,643,812
Bank of America Corporation Common Stock	27,086,902	—
MBNA Corporation Common Stock	—	(5,881,011)
Collective investment funds	18,503,336	5,245,755

Total net appreciation in fair value of investments	$81,405,904	$18,008,556

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Transactions with Parties In-Interest

For the year ended December 31, 2006, the Plan received dividend income of $7,879,044 on shares of Bank of America Corporation Common Stock held by the Plan. During 2005, the Plan received dividend income of $4,436,190 on shares of MBNA Corporation Common Stock.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$—	$879,469,256
Amounts allocated to withdrawing participants	—	(1,012,006)

Net assets available for benefits per Form 5500	$—	$878,457,250

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to participants or beneficiaries according to the financial statements to Form 5500:

	2006	2005
Benefits paid to plan participants per the financial statements	$174,071,178	$170,451,140
Add: Benefit obligations payable at end of year	—	1,012,006
Less: Benefit obligations payable at beginning of year	(1,012,006)	(873,916)

Benefits paid to plan participants per Form 5500	$173,059,172	$170,589,230

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

11.	Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 17, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

12.	Litigation

On June 24, 2005, three former employees of MBNA Corporation filed a lawsuit in the United States District Court for the District of Delaware against MBNA Corporation, MBNA’s Pension and 401(k) Plan Committee, and certain directors and officers of MBNA. The lawsuit is a purported class action brought on behalf of participants in the Plan. The complaint alleges that defendants breached various fiduciary duties under ERISA by allowing a substantial portion of the Plan’s assets to be invested in MBNA stock and by failing to disclose to Plan participants certain information regarding MBNA’s financial condition. The lawsuit is based on the following facts. On January 21, 2005, MBNA Corporation disclosed its 2005 earnings objective. After the MBNA Corporation disclosed its objective trends in MBNA Corporation’s U.S. credit card business declined

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

12.	Litigation (Continued)

and, on April 21, 2005, MBNA Corporation announced that management believed MBNA Corporation’s 2005 earnings would be “significantly below” its objective. MBNA Corporation’s stock price dropped following this announcement. In connection with the foregoing facts, the lawsuit alleges that the defendants breached their fiduciary duties under ERISA to the Plan participants and beneficiaries by offering MBNA Corporation Common Stock as an investment option, purchasing MBNA Corporation Common Stock for the Plan, holding MBNA Corporation Common Stock in the Plan, monitoring the Plan’s investment in MBNA Corporation Common Stock, and communicating information concerning MBNA Corporation’s financial performance to Plan participants and beneficiaries. The plaintiff seeks unspecified monetary and equitable relief, including reasonable attorneys’ fees. On January 9, 2006, defendants moved to dismiss the complaint in its entirety. That motion is still pending. The Corporation denies all claims made in the lawsuit and intends to defend the matter vigorously.

13.	Subsequent Events

Effective December 31, 2006, the Plan was merged into The Bank of America 401(k) Plan for Legacy Fleet. Total Plan assets to be transferred to The Bank of America 401(k) Plan for Legacy Fleet were $891,750,300 at December 31, 2006.

As a result of the merger and effective January 1, 2007, Bank of America, N.A., the trustee of The Bank of America 401(k) Plan for Legacy Fleet, became the trustee of all transferred assets.

Effective January 1, 2007, The Bank of America 401(k) Plan for Legacy Fleet was renamed The Bank of America 401(k) Plan for Legacy Fleet and MBNA.

MBNA Corporation 401(k) Plus Savings Plan

EIN 52-1713008 Plan No. 001

Schedule H, Line 4i—Schedule of Assets

December 31, 2006

(a)	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	Interest in registered investment companies

	Baron Asset Fund		2,202,627 units		$131,717,090
	MFS Research Fund		4,448,189 units		106,089,306
	American Balanced Fund		5,526,494 units		105,113,924
	Bond Fund of America		2,371,954 units		31,594,431

	Total Interest in registered investment companies				374,514,751

	Common Stock

*	Bank of America Corporation	Common Stock	3,715,369 shares		198,363,551

	Total Common Stock				198,363,551

	Investment Contracts

	IXIS Financial Products, Inc.	Guaranteed Investment Contract #1920-03; 4.93%		$15,975,524
	IXIS Financial Products, Inc.	Wrapper Contract		2,663

	Total IXIS Financial Products Inc.				15,978,187

	IXIS Financial Products, Inc.	Guaranteed Investment Contract # 1920-04; 4.93%		37,677,692
	IXIS Financial Products, Inc.	Wrapper Contract		3,595

	Total IXIS Financial Products Inc.				37,681,287

*	Investments with parties-in-interest as defined under ERISA.
Column (d) cost was omitted as all investments are participant-directed.

MBNA Corporation 401(k) Plus Savings Plan

EIN 52-1713008 Plan No. 001

Schedule H, Line 4i—Schedule of Assets

December 31, 2006

(a)	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	Metropolitan Life	Guaranteed Investment Contract # GAC 28718; 4.07%			$5,901,710
	State Street Bank	Guaranteed Investment Contract # 106043; 5.26%		$26,065,330
	State Street Bank	Wrapper Contract		4,266

	Total State Street Bank				26,069,596

	State Street Bank	Guaranteed Investment Contract # 106044; 5.26%		32,593,652
	State Street Bank	Wrapper Contract		4,140

	Total State Street Bank				32,597,792

	Total Investment Contracts				118,228,572

	Collective Investment Trusts

	Barclays Global Investors Equity Index Fund		3,036,493 units		133,636,066
	SEI Stable Asset Fund		20,981,479 units		20,692,183
*	The Northern Trust Company Short-term investment fund				17,602,682

	Total Collective Investment Trusts				171,930,931

	Other Investments

*	Participant Loans	Interest rates range 5.00% to 10.50%			27,125,108

	Total Other Investments				27,125,108

	Total				$890,162,913

*	Investments with parties-in-interest as defined under ERISA.
Column (d) cost was omitted as all investments are participant-directed.

Exhibit Index

Exhibit No.
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.